500, 630 – 4 Avenue SW Calgary, Alberta, Canada T2P 0J9 t 403 269-4400 f 403 269-4444

VIA FASCIMILE AND EDGAR

January 20, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mark A. Wojciechowski

Dear Sir:

Re:

Paramount Energy Trust

Form 40-F for the Fiscal Year Ended December 31, 2004

Filed November 30, 2005

File No. 333-98233

Further to your letter dated December 22, 2005, please find our responses to your comments and questions in the order in which they are presented in your letter:

Form 40-F Annual Report

General

1.

Please include page number in all filings and exhibits to facilitate communications.

We intend to file an amended Form 40-F that will address your comments and questions.  Each of the component pieces of the amended Form 40-F will be numbered as requested for ease of reference.

Disclosure Controls and Procedures

2.

You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “were effective, save for one exception outlined in the next paragraph.”  Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective.  Please revise your disclosure to state the conclusion reached by your chief executive officer and chief financial officer as to whether or not your disclosure controls and procedures are effective.  For example, if true, you can state that your disclosure controls and procedures were effective, including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter.  Or, if true, you can state that given the identified matter, your disclosure controls and procedures are not effective.

After further review of the Securities and Exchange Commission’s guidance, we understand that the disclosure controls and procedures (“DC&P”) of Paramount Energy Trust (“PET”) cannot be considered to be effective if there is an exception to the effectiveness of our DC&P.  We will amend the statement about DC&P in the Form 40-F to indicate that our DC&P were not effective as we did not file our Form 40-F in a timely fashion for the year ended December 31, 2004.

Exhibit 99.2

Auditors’ Report

3.

The audit report included with your filing is not sufficient, as the auditor is not identified and there is no indication that the report has been signed.  Please obtain and file an audit opinion that complies with Article 2-02 of Regulation S-X.

We have an audit report on file identifying the name of our external auditor and signed by our external auditor.  The amended Form 40-F audit report will contain the name and electronic signature.

Note 2 – Basis of Presentation and Accounting Policies

b) Petroleum and Natural Gas Operations

4.

We note your disclosure that depletion and depreciation of petroleum and natural gas properties are provided on the unit-of-production method, based on estimated proven recoverable reserves.  For U.S. GAAP purposes, SFAS 19 requires that depletion of capitalized exploratory drilling and development costs be computed on the basis of proved developed reserves, and that depletion of acquisition costs of proved properties be computed on the basis of total proved reserves.  As the term recoverable reserves is not defined within U.S. GAAP, please address the resulting difference in depreciation and depletion of your oil and gas properties in your “Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States,” in Exhibit 99.2.  If you believe the difference is not material, provide us an analysis supporting your conclusion.

“Proven Recoverable Reserves” used in the calculation of depletion and depreciation are substantially equivalent to “Total Proved Reserves” as defined within U.S. GAAP. As such, our depletion and depreciation has been provided on the unit-of-production method, based on estimated total proved reserves. At December 31, 2004, 98.1 percent of our proved reserves were proved developed reserves. Our proved undeveloped reserves were primarily in operating areas which were acquired as part of the acquisition of Cavell Energy Corporation in 2004 (see note 3 to our consolidated financial statements for the year ended December 31, 2004), and therefore these reserves should be included in our depletion and depreciation calculations as depletion of acquisition costs is to be based on total proved reserves in accordance with SFAS 19.

Had we excluded proved undeveloped reserves related to exploratory drilling and development costs from our depletion calculations, the approximate increase in depletion expense is as follows:

Reserves (net after royalties, in MMcf)
Total proved reserves	146,868
Proved undeveloped reserves (PUD)	2,850
Less: PUD associated with acquired properties	2,455
PUD associated with exploration an development activities	395
Proved undeveloped reserves as a percentage of total	0.27%
DD&A expense for the year ended December 31, 2004	$108,867,000
Potential understatement of depletion expense	$292,879
Net loss for the year ended December 31, 2004	$(20,663,000)
Potential understatement as a percentage of the 2004 net loss	1.4%

Note 5 – Property, Plant and Equipment

5.

You disclose that the costs related to the shut-in gas over bitumen reserves are not currently being depleted.  As you identify the reserves related to such properties as proved in your “Statement of Reserves Data and Other Oil and Gas information,” on page 11 of Exhibit 99.1, explain to us why you excluded such costs and reserves from your depletion calculations.  Please cite all Canadian and U.S. accounting literature you relied upon in reaching your conclusion.

Under successful efforts accounting we calculate depletion on a cost center basis. The properties comprising the shut-in gas over bitumen reserves are grouped into one cost center.  No depletion expense was computed under the unit-of-production method for this cost center subsequent to the date of shut-in of the reserves due to the non-producing status of the wells.  In the future we intend to amend the subject wording in the note for further clarity.

Exhibit 99.4

Evaluation of Disclosure Controls and Procedures

6.

You state that your chief executive officer and chief financial officer conclude your “…disclosure controls and procedures were effective.”  This is contrary to the disclosure you included in your Form 40-F noted above, where you state “…disclosure controls and procedures were effective, save for one exception…”  Please revise your disclosures, where necessary, to be consistent.

Further to our response under question 2 above, we will amend both statements about our DC&P in our Form 40-F to indicate that our DC&P were not effective for the reason outlined in question 2.  We will amend the statement about DC&P in the text of our Form 40-F and the relevant part of the Management Discussion and Analysis in Exhibit 99.4 to be consistent.

Exhibit 99.11

Consent of KPMG LLP

7.

It appears that the auditors’ consent applies only to their audit report associated with your financial statements, and not to their audit report related to your supplemental note, “Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States,” included in Exhibit 99.3.  Please obtain and file a consent that complies with General Instruction D(9) of Form 40-F.

We will obtain a formal consent from our external auditors and will include it in our amended Form 40-F.

Form 6-K Filed August 15, 2005

Notes to Consolidated Financial Statements

Note 2 – Change in Accounting Policy

8.

We note that you determine the fair value of incentive rights issued under your Unit Incentive Plan using a “modified” Black-Scholes option pricing model.  Please explain to us what specific modifications you make to the model, and why you believe this model is appropriate in valuing the inventive rights, given the uncertainty in determining the strike price.

In computing the fair value of incentive rights we have modified the standard Black-Scholes valuation to reflect an adjustment to the standard valuation for the effect of the fact that the total amount of PET’s distributions are in excess of the amount of the reduction in the strike price of the Incentive Rights. The reduction in the strike price is based on the amount of the distributions which are in excess of a base return on consolidated fixed assets as specified in our Unit Incentive Plan.

We believe that this model, as modified, is appropriate in valuing the Incentive Rights as the inputs to the Black Scholes model have become much more reliably determinable due to:

1.

A longer history of experience with plans with reducing strike prices in the Canadian energy trust industry.

2.

PET’s Unit Incentive Plan has been in place since January of 2003.

These factors allow PET to use analogous evidence from similar plans in our industry as well as experience from our own plan to estimate the Black Scholes inputs, particularly the future expected reductions in the Incentive Rights strike price.

We look forward to your response.  In the meantime we are in the process of amending our Form 40-F for filing.

As you requested, Paramount Energy Operating Corp., the Administrator of PET, acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at (403) 269-4400.

Yours truly,

PARAMOUNT ENERGY OPERATING CORP.

Administrator of PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian

Vice President, Finance & Chief Financial Officer

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